Exhibit 99.1

JDS UNIPHASE CORPORATION

STOCK OPTION ASSUMPTION AGREEMENT

Dear Optionee:

As you know, on May 26, 2005, (the “Closing Date”) JDS Uniphase Corporation (“JDSU”) acquired Photonic Power Systems, Inc. (“Photonic”) through a merger transaction (the “Merger”) in accordance with the terms and conditions of that certain Agreement and Plan of Merger by and among JDSU, JDSU Acquisition VI, Inc. (“Sub”), Photonic and Jan Gustav Werthen, as representative (the “Merger Agreement”). On the Closing Date, you held one or more outstanding unvested options to purchase shares of Photonic common stock granted to you under the Photonic 2002 Stock Option Plan, as amended (the “Plan”) and documented with a Stock Option Agreement (the “Option Agreement”) issued to you under the Plan (the “Photonic Options”). In accordance with the Merger Agreement, on the Closing Date JDSU assumed all obligations of Photonic under the Photonic Options. This Agreement evidences the assumption of the Photonic Options, including the necessary adjustments to the outstanding Photonic Options required by Section 2.2.2 of the Merger Agreement.

Your outstanding Photonic Options immediately before and after the Merger are as follows:

PHOTONIC STOCK OPTIONS		JDSU ASSUMED OPTIONS
No. of Shares of Photonic Common Stock	Photonic Exercise Price Per Share	No. of Shares of JDSU Common Stock	JDSU Exercise Price Per Share
[_____]	[_____]	[_____]	[_____]

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” mean JDSU, (ii) to “Stock,” “Common Stock” or “Shares” means shares of JDSU Common Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of JDSU and (iv) to the “Committee” means the Compensation Committee of the JDSU Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Photonic will refer to your status as an employee of JDSU. To the extent the Option Agreement allowed you to deliver shares of Photonic common stock as payment for the exercise price, shares of JDSU common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Photonic common stock prior to the Merger will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Photonic Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Option Exchange Ratio contemplated in the Merger Agreement. All other provisions which govern either the exercise or the termination of the assumed Photonic Options remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of JDSU common stock. Upon your termination of employment with JDSU or any of its present or future subsidiaries, you will have the limited time period specified in your Option Agreement to exercise your assumed Photonic Options to the extent outstanding at the time, after which time your Photonic Options will expire and NOT be exercisable for JDSU common stock.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and JDSU’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason, except to the extent expressly provided otherwise in a written agreement executed by both you and JDSU. Any future options, if any, you may receive from JDSU will be governed by the terms of the applicable JDSU stock option plan, and such terms may be different from the terms of your assumed Photonic Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your assumed Photonic Options, please contact [                        ] by phone at (408)              or by mail at JDS Uniphase Corporation, 1768 Automation Parkway, San Jose, California 95131.

JDS UNIPHASE CORPORATION

By:
Name:
Title:

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Photonic Options hereby assumed by JDSU are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED: , 2005
«Employee», OPTIONEE